Exhibit 12

Principal Financial Group, Inc.
Computation of Earnings to Fixed Charges Ratio

		For the six months ended June 30,		For the year ended December 31,
		2011	2010	2010	2009	2008	2007	2006
		(in millions)
1.	Income from continuing operations before income taxes	$655.8	$414.1	$841.3	$745.8	$461.3	$1,072.4	$1,351.6
2.	Interest expense	63.9	61.0	122.9	118.0	110.3	115.3	86.0
3.	Interest factor of rental expense	3.2	3.3	6.4	6.7	8.8	12.3	11.1
4.	Undistributed income from equity investees	(47.0)	(48.7)	(84.0)	(69.4)	(20.4)	(71.6)	(62.7)
5.	Earnings before interest credited on investment products	675.9	429.7	886.6	801.1	560.0	1,128.4	1,386.0
6.	Interest credited on investment products	227.1	306.4	579.2	725.3	993.5	988.3	901.1
7.	Earnings	$903.0	$736.1	$1,465.8	$1,526.4	$1,553.5	$2,116.7	$2,287.1

8.	Interest expense	$63.9	$61.0	$122.9	$118.0	$110.3	$115.3	$86.0
9.	Interest factor of rental expense	3.2	3.3	6.4	6.7	8.8	12.3	11.1
10.	Preferred stock dividends by registrant	16.5	16.5	33.0	33.0	33.0	33.0	33.0
11.	Fixed charges before interest credited on investment products	83.6	80.8	162.3	157.7	152.1	160.6	130.1
12.	Interest credited on investment products	227.1	306.4	579.2	725.3	993.5	988.3	901.1
13.	Fixed charges	$310.7	$387.2	$741.5	$883.0	$1,145.6	$1,148.9	$1,031.2

14.	Ratio of earnings to fixed charges before interest credited on investment products (Line item 5/Line item 11)	8.1	5.3	5.5	5.1	3.7	7.0	10.7

15.	Ratio of earnings to fixed charges (Line item 7/Line item 13)	2.9	1.9	2.0	1.7	1.4	1.8	2.2

126